FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 6, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL OAO PROVIDES ADDITIONAL INFORMATION REGARDING ITS CAPITAL EXPENDITURE PROGRAM TILL 2011

Moscow, Russia – July 6, 2007, – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, today provided additional detail regarding its previously announced capital expenditure program for 2007-2011.

As the result of a thorough analysis of Mechel’s investment capabilities, which are based on its solid, consistent operational cash flow, the Company has decided to expand its capital expenditure program to US$2.7 billion for 2007-2011 in both the mining and steel segments, as previously announced.

Mechel plans to invest about US$1.5 billion in its steel subsidiaries from 2007-2011.

Relative to 2006 levels, the planned program will increase the segment’s total steel output by 12%, and will also lead to a 26% increase in the Company’s output of rolled steel, by 2011.

The planned program will also result in a shift in overall steel product mix to include a greater proportion of higher value-added products. The most significant changes in the product mix will occur at Chelyabinsk Metallurgical Plant (CMP), Mechel’s main steel asset – about US$1.3 billion will be invested in the modernization of CMP. These investments will allow the plant to double its output of continuously cast steel billets while also extending its mix of construction and engineering rolled products. Mechel plans to strengthen its position as one of Russia’s leading producers of long products. To fulfil this task, about US$650.0 will be invested by 2011.

To achieve this objective, Coil Mill 250-2 will be modernized and a new mill will be installed to manufacture structural shapes, for which there is a strong market in Russia. This project will result in a noticeable optimization of CMP’s product portfolio: instead of producing billets for export, the plant will begin manufacturing about 1 million tonnes of high margin products for Russian market. In addition, construction of a bloom machine with a complex of steel processing outside stove in the oxygen-converter shop and new rolled facilities in the blooming shop are planned.

The investment plan also provides for the reconstruction of CMP’s existing hot and cold rolling facilities, with a concurrent increase in stainless steel flat rolled products output. To fulfil this task, US$250.0 million will be invested. The operations to realize this plan include: 1) modernization of the continuous casting slab machine and construction of the complex of steel processing outside stove to increase the annual slab output to 1.2 million tonnes; 2) reconstruction of hot rolling mill 2300/1700 to increase its annual capacity to 1.1 million tonnes, including 400,000 tonnes of thick plates; and 3) reconstruction of the cold rolling shop to increase the output of the high quality stainless steel flat products. These investments will allow the plant to expand its product mix in terms of stainless flat products’ sizes and grades while also improving product quality.

Mechel plans to supplement its investments in CMP made during the last 2-3 years to further reduce costs. Investments allocated for this will total about US$400.0 million. The Company will continue developing sinter plant No. 2. The construction of the sinter plant is in line with Mechel’s strategic objective to increase its self-sufficiency in raw materials and reduce steel production costs. Implementation of this project will allow Mechel to increase its self-sufficiency in iron ore concentrate to 70% of its total consumption. The present planned production capacity of the commissioned sinter plant amounts to about 4.5 million tonnes of sinter annually. Mechel plans to increase sinter production at CMP to 6.5 million tonnes annually by 2012. In addition, the Company is planning construction of a new blast furnace with an annual capacity of 1.7 million tonnes, while decommissioning obsolete facilities. The oxygen-converter shop will also be reconstructed.

Investments in the modernization of Izhstal will total about $140.0 million. The plant’s technical re-equipment program provides for fundamental modernization of its steel melting operations and a reconstruction of its long product rolling facilities, which will result in an increase in its output. The Company also plans to decommission the mill’s open hearth facilities, and also increase the EAF output to about 500,000 tonnes and reconstruct Mill 250.

In line with Mechel Targoviste’s investment plan, the plant’s medium-grade and small-grade rolling mill complex will be modernized, which will result in increasing its rolled section output to 500,000 tonnes annually. Also, a vacuum machine will be reconstructed in order to reduce production costs and increase its annual capacity to 200,000 tonnes. The investments in the both projects will total about $25.0 million.

About $105.0 million will be invested in modernization of the hardware product facilities at Mechel’s subsidiaries to enable producing new types of products.

In the mining segment, Mechel has set an objective to increase its coal output to 25 million tonnes by 2010 from 17 million tonnes in 2006. The Company plans to invest about $1.2 billion in its coal sector during from 2007-2011. About $700.0 million of that amount will be invested in Southern Kuzbass: in constructing new mines Erunakovskaya-1, Sibirginskaya (Extension 2), and Olzherasskaya-Glubokaya; in constructing the Sibirginsk Washing Plant; and implementing a cost reduction program in coal mining and transportation.

In order to expand its coal exports to the Asia-Pacific Region, Mechel will reconstruct Port Posiet. The investment will total about $70.0 million. As the result, the port will become a modern sea terminal. This will allow Mechel to expand its sales market and reduce costs.

The Company also plans to invest about $90.0 million in the modernization of mining and transportation equipment at Korshunov Mining Plant to maintain its output at 5 million tonnes.

Regarding high nickel prices in the long term and the permanent shortage of the metal, Mechel will invest about $300.0 million in the technical re-equipment of Southern Urals Nickel Plant. This will allow the Company to increase its nickel output to 24,000 tonnes, while reducing its production costs.

“Mechel intends to continue to grow and take advantage of the opportunities ahead of it.  Our annual investments in production over the next five years amount to about US$400.0 million - US$500.0 million, and we expect to fund them out of our strong operational cash flow. Our previous capital expenditures have been key to the generation of our strong operational and financial results. The new well balanced capital expenditure program reflects Mechel’s overall strategy aimed at further expanding its mining segment and increasing effectiveness and profitability of its steel segment. In both segments we are going to focus on the projects that will allow Mechel to achieve good operational results, increase value-added products output and productive efficiency,” Mechel Management Company’s Chief Executive Officer, Vladimir Polin, commented.

***

Mechel OAO
Alexey Sotskov
Head of PR Department

Phone: 7-495-221-88-88
alexey.sotskov@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: July 6, 2007